March 17, 2022 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, DC 20549-6010	330 North Wabash Avenue Suite 2800 Chicago, Illinois 60611 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com
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Attention: Jeff Kauten and Joshua Shainess

Re:	ESAB Corp.

Amendment No. 1 to Registration Statement on Form 10

Filed March 11, 2022

File No. 001-41297

Ladies and Gentlemen:

On behalf of our client, ESAB Corporation (the “Company” or “ESAB”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated March 16, 2022 relating to Amendment No. 1 to the Company’s Registration Statement on Form 10-12B filed with the Commission on March 11, 2022 (“Amendment No. 1”). In connection with this letter, the Company is filing with the Commission Amendment No. 2 to the Registration Statement on Form 10-12B (“Amendment No. 2”) together with this letter via EDGAR submission. For the Staff’s reference, upon request we will send to the Staff courtesy copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1.

For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 2.

March 17, 2022

Amendment No. 1 to Registration Statement on Form 10

Risks Related to Our Business

The majority of our sales are derived from international operations. We are subject to specific risks..., page 24

1.

We note your disclosure regarding Russia’s invasion of the Ukraine and that such events may negatively impact your results of operations, cash flows and financial condition. We further note that for the year ended December 31, 2021, “the Company’s business in Russia accounted for approximately 7% of the Company’s total revenue.” Please clarify whether such disclosure means that the Company derived 7% of its total revenue from sales in Russia. Additionally, describe in greater detail the impact of the invasion on your business, including the impact to your supply chain, specific impacts from sanctions and export controls, and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 24 and 25 of Amendment No. 2.

*****

Should any questions arise in connection with the foregoing responses or Amendment No. 2, or if you need any additional information, please do not hesitate to contact me at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Shyam P. Kambeyanda, ESAB Corporation

Brian Hanigan, Colfax Corporation

Alexa Berlin, Latham & Watkins LLP